03019574

SEC MAIL RECEIVED PROCESSING
APR 02 2003
SECTION

0-29640

AR/S

COMMUNITY FIRST
BANCORPORATION

P.E.
12/31/02

PROCESSED
APR 04 2003
THOMSON FINANCIAL

ANNUAL REPORT
2002

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2002 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), headquartered in Walhalla, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Total Assets
(In Millions)



$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
1998
1999
2000
2001
2002

Net Income (In Thousands)



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1998
1999
2000
2001
2002

Financial Highlights

(Dollars in thousands, except per share)

	2002	2001	Percent Change
Balance Sheet			
Total assets	$ 232,855	$ 211,898	9.9%
Loans	137,359	119,744	14.7
Securities	62,968	71,339	(11.7)
Deposits	211,639	193,519	9.4
Shareholders' equity	20,085	17,017	18.0
For the Year			
Net interest income	$ 7,864	$ 5,757	36.6%
Provision for loan losses	1,291	567	127.7
Noninterest income	1,413	1,021	38.4
Noninterest expenses	3,697	3,239	14.1
Income tax expense	1,527	1,067	43.1
Net income	2,762	1,905	45.0
Per Share*			
Net income	$ 1.24	$ .85	45.9%
Net income, assuming dilution	1.17	.81	44.4
Book value at year end	8.96	7.66	17.0
Financial Performance Ratios			
Return on average assets	1.24%	.91%	
Return on average equity	14.89%	11.82%	
Asset Quality Ratios			
Nonperforming loans to total loans	.63%	.51%	
Allowance for loan losses times nonperforming loans	2.25x	1.97x	
Net charge-offs to average total loans	.42%	.34%	

*Adjusted to reflect 5% stock dividends effective November 28, 2002 and December 21, 2001.

Net Income per Share, Basic*



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1998
1999
2000
2001
2002

Return on Average Assets



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1998
1999
2000
2001
2002

Return on Average Equity



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1998
1999
2000
2001
2002

President's Report to the Shareholders of Community First Bancorporation

Fiscal year 2002 was a year of opportunity and challenges for Community First Bancorporation. The business climate and the economy were slowing down from the rapid pace of the last five years. In the climate that existed during 2002, and that which exists currently, extra emphasis must be placed on risk management in the area of loan quality as well as profitability. The importance of controlling operating expenses, maintaining the reserve for loan losses at an adequate level, and maximizing interest income are all critical factors for the continued success of Community First Bancorporation. Your Company's performances in these areas are very good, a reflection of our market economy, which remains healthy, and the tremendous team effort put forth by our employees.

Strong 2002 earnings provided a 1.24% return on average assets and a 14.89% return on average equity. Shareholder's equity rose by over $3,000,000, ending the year at $20,085,000 or $8.96 on a per share basis. For nine consecutive years the Company has declared a stock dividend. Your Company is proud of its record. This dividend resulted in the issuance of 106,000 new shares of stock to our valued shareholders.

Deposit and loan growth are critical for sustaining long-term earnings performance and increased shareholder value. Deposits at the end of 2002 were $211,639,000 for an increase of 9.4% over the previous year. Loans outstanding at year end 2002 were $137,359,000 an increase of 14.7% over last year. These increases reflect management's focus on the quality and mix of the assets and liabilities of the Company.

Future plans are to add another office in our market area as we respond to the growth in demand for our community banking services. We expect to open our fifth full service banking office in Westminster, South Carolina early in the second quarter of 2003.

We remain committed to quality growth, delivering outstanding service to our customers, and dedication to superior performance, which we expect will result in continued increases in shareholder value.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 62,968	$ 71,339	$ 57,862	$ 54,178	$ 38,284
Allowance for loan losses	1,950	1,200	1,000	943	955
Net loans (1)	135,409	118,544	96,562	75,215	66,938
Premises and equipment - net	4,148	3,232	3,411	3,289	2,871
Total assets	232,855	211,898	181,066	153,583	127,127
Noninterest bearing deposits	24,416	25,449	21,224	16,909	14,798
Interest bearing deposits	187,223	168,070	143,158	121,709	97,698
Total deposits	211,639	193,519	164,382	138,618	112,496
Total liabilities	212,770	194,881	166,171	139,847	113,524
Total shareholders' equity	20,085	17,017	14,895	13,736	13,603
Results of Operations					
Interest income	$ 12,580	$ 13,969	$ 12,034	$ 10,402	$ 8,904
Interest expense	4,716	8,212	7,014	5,687	4,518
Net interest income	7,864	5,757	5,020	4,715	4,386
Provision for loan losses	1,291	567	305	300	213
Net interest income after provision	6,573	5,190	4,715	4,415	4,173
Other income	1,413	1,021	865	662	574
Other expenses	3,697	3,239	2,962	2,542	2,155
Income before income taxes	4,289	2,972	2,618	2,535	2,592
Income tax expense	1,527	1,067	939	909	928
Net income	$ 2,762	$ 1,905	$ 1,679	$ 1,626	$ 1,664
Per Share Data (2)					
Net income	$ 1.24	$ 0.85	$ 0.75	$ 0.71	$ 0.73
Net income, assuming dilution	1.17	0.81	0.71	0.66	0.69
Period end book value	8.96	7.66	6.68	5.92	5.95

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective November 28, 2002, December 21, 2001 and December 15, 2000, a 10% stock dividend effective December 15, 1999, and a two-for-one stock split effective July 31, 1998.

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Community First Bancorporation (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management.

During 2002, management was aware of a few transactions in which the Company's common stock traded in a price range from $15.48 to $17.14 per share (per share prices have been adjusted to reflect a 5% stock dividend effective November 28, 2002). However, management has not ascertained that these transactions resulted from arm's length negotiations between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

During 2001, the Company repurchased and cancelled a total of 19,377 shares of its common stock from two of the Company's directors for a total of $359,000, or an average price of $18.52, or 21,363 shares at $16.79 if adjusted for two subsequent 5% stock dividends. On April 20, 2000, the Company repurchased and cancelled 110,000 shares of its common stock for a price of $17.27 per share, totaling $1,900,000, or 127,339 shares at $14.92 per share if adjusted for three subsequent 5% stock dividends. The shares repurchased in 2000 comprised 5.5% of the Company's then outstanding common stock and were acquired from one shareholder who had expressed to management a desire to sell his shares. The foregoing repurchases and cancellations of shares, including the per share prices paid, were negotiated between the shareholders and the Company's management and approved by the Board of Directors. No common stock repurchases were effected during 2002.

As of February 28, 2003, there were approximately 820 holders of record of the Company's common stock, excluding individual participants in security position listings.

There have been no cash dividends declared or paid since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2003.

The Board of Directors declared 5% stock dividends effective November 28, 2002, December 21, 2001, and December 15, 2000.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect 5% stock dividends effective November 28, 2002, December 21, 2001, and December 15, 2000.

Forward-looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's recent and continuing expansion, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2002 Compared with 2001

For the year ended December 31, 2002, the Company recorded net income of $2,762,000, an increase of $857,000, or 45.0%, above net income of $1,905,000 for 2001. Net income per share for 2002 was $1.24 compared with $.85 for 2001. Per share net income, assuming dilution for unexercised stock options, was $1.17 for 2002 compared with $.81 for 2001. Return on average assets was 1.24% for 2002 compared with .91% for 2001. Return on average shareholders' equity increased to 14.89% for 2002 from 11.82% for 2001.

Net income increased significantly in 2002 primarily due to higher net interest income. The $2,107,000 increase in net interest income was attributable to higher volumes of loans outstanding in 2002 and lower rates paid for deposit funding sources. Increases in the amounts of loans outstanding were funded by a change in the mix of the earning assets portfolio and through deposit sources obtained at favorable rates within the Company's market areas of Oconee and Anderson Counties of South Carolina. See "Net Interest Income" for further discussion of the Company's interest income and expense.

Partially offsetting the positive effects of increased net interest income was a significant increase in the amount of the provision for loan losses. In 2002, the banking subsidiary provided $1,291,000 for loan losses compared with a provision of $567,000 in 2001. See "Provision for Loan Losses" for further discussion.

Both noninterest income and noninterest expenses increased significantly during 2002. The subsidiary bank implemented a new automatic overdraft protection product, and made other changes in the amounts of service charges, during 2002 that increased the amount of service charge income collected from customers. Noninterest expenses increased substantially, also, due both to continued expansion of the number of the Bank's locations and the effects of increased numbers of deposit and loan accounts. Although the Company continuously seeks to minimize the effects that increased account volumes have on operating expenses through the use of technology, increases in operating expenses from this source still occur.

2001 Compared with 2000

For the year ended December 31, 2001, the Company recorded net income of $1,905,000, an increase of $226,000, or 13.5%, from net income of $1,679,000 for 2000. Net income per share for 2001 was $.85 compared with $.75 for 2000. Per share net income, assuming dilution for unexercised stock options, was $.81 for 2001 compared with $.71 for 2000. Return on average assets was .91% for 2001 compared with 1.02% for 2000. Return on average shareholders' equity decreased to 11.82% for 2001 from 12.70% for 2000.

Net income increased in 2001 primarily as a result of higher net interest income. The $737,000 increase in net interest income was attributable to higher volumes of interest earning assets in 2001, particularly loans and federal funds sold. The funding supporting these increases is attributable in large measure to the Company's ability to attract deposits at favorable rates over the last four years through its expansion activities into Anderson County, South Carolina.

Partially offsetting the positive effects of increased net interest income in 2001 were increases in provisions for loan losses and other noninterest operating expenses. Increased loan loss provisions totaling $262,000 resulted from year-over-year loan growth of $22,182,000 or 22.7%, increased amounts of net loan charge-offs, and a higher amount of nonperforming loans. Noninterest operating expenses increased $277,000 in 2001 primarily as a result of the Company's efforts to obtain, manage and process increased profitable volumes of business.

Comprehensive Income

Comprehensive income for 2002, 2001 and 2000 was $2,978,000, $2,435,000 and $2,941,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Other elements of comprehensive income for the Company are correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Those changes in fair value, net of income tax effects, combined with net income, comprise comprehensive income.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities. For analysis purposes, interest income from tax-exempt investments has been adjusted to an amount that would have to be earned on taxable investments to produce the same after-tax yields. This adjusted amount is referred to as fully taxable equivalent (FTE) interest income.

FTE net interest income was $7,895,000, $5,791,000 and $5,028,000 for 2002, 2001 and 2000, respectively. FTE interest income for 2002 was $1,392,000, or 9.9%, less than in 2001. Similarly, interest expense for 2002 decreased $3,496,000, or 42.6%, from the prior year amount. The increase in FTE net interest income for 2002 resulted from higher volumes of interest earning assets and from rates paid on funding sources declining more than did the rates earned on earning assets. Growth in loans was especially strong as average loans for 2002 were $23,624,000, or 22.2%, more than the 2001 amount. The Company's average federal funds sold position declined during 2002 to $23,656,000, representing a decrease of $7,859,000, or 24.9%, from the 2001 average amount. Investment securities decreased slightly in 2002, also, averaging $59,246,000. This represents a decrease of $3,212,000, or 5.1%. Average interest bearing deposits increased by $9,738,000, or 5.8%, over the 2001 amount and average non-interest bearing deposits increased by $1,320,000, or 5.7%.

During 2002, market rates of interest were relatively stable. Throughout 2001, however, market rates of interest fell sharply. In each of the two years, the Federal Reserve Board attempted to provide stimulus to the economy. In 2001, the Federal Reserve Board sought to reduce market interest rates quickly so that interest costs might be reduced significantly in order to increase the amounts of funds companies would have available for capital expenditures, new job creation and other purposes that could contribute to economic growth. The effects of those declines in interest rates on the Company were not fully realized until 2002, however.

During 2002, the Federal Reserve Board maintained market rates of interest at near-historic low levels to further the goals identified above. The continuance of the low interest rate environment had two major effects on the Company's customers. First, borrowers were more likely to refinance or otherwise attempt to revise the terms of their debts, especially seeking to decrease the associated interest rates. Second, depositors were more likely to commit funds to longer-term deposit instruments in order to secure a marginally higher rate of return on their investments.

As shown in the tables "Average Balances, Yields and Rates" and "Volume and Rate Variance Analysis," the lower interest environment in 2002 resulted in significant reductions in both interest income and interest expense. The Company changed the "mix" of its interest earning assets in favor of the generally higher-yielding loans, somewhat mitigating the effects of the lower rate environment on interest income. Ratios of average loans to average deposits were 64.1% and 55.5% during 2002 and 2001, respectively. The average rate earned on average interest earning assets in 2002 was 5.90%, representing a decrease of 106 basis points from the comparable rate earned in 2001.

During the past two years, but with greater impact in 2002, the Company reduced the interest rates it paid on interest bearing transaction and savings deposits and reduced significantly the rates offered for new or reinvested certificates of deposit. Relatively large amounts of certificates of deposit matured or were otherwise repriced according to their terms during 2002. Consequently, during 2002 the average rate paid for interest bearing deposit liabilities was 2.64%, a decrease of 223 basis points from the average rate paid in 2001.

The $763,000 increase in FTE net interest income for 2001 resulted from higher volumes of interest earning assets. Growth in loans was especially strong as average loans for 2001 were $20,218,000, or 23.4%, more than the 2000 amount. The Company's federal funds sold position was much stronger in 2001, also, increasing on average to $31,515,000, an increase of $19,001,000, or 151.8%, over the 2000 average amount. In addition, investment securities increased significantly, averaging $4,617,000, or 8.0%, more in 2001 than in 2000. Funding sources for these assets were provided by increased deposit liabilities. Average interest bearing deposits increased by $37,818,000, or 28.9%, over the 2000 amount and average noninterest bearing deposits increased by $4,802,000, or 25.9%.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2002, 2001 and 2000.

Average Balances, Yields and Rates

	Years ended December 31,								
	2002			2001			2000		
	Average Balances (1	Income/ Expense	Yields/ Rates	Average Balances (1	Income/ Expense	Yields/ Rates	Average Balances (1	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 26	$ 1	3.85%	$ 20	$ 1	5.00%	$ 9	$ 1	11.11%
Taxable securities	59,246	2,613	4.41%	62,458	3,620	5.80%	57,841	3,556	6.15%
Tax-exempt securities (2)	198	15	7.58%	198	15	7.58%	197	15	7.61%
Federal funds sold	23,656	381	1.61%	31,515	1,297	4.12%	12,514	761	6.08%
Other investments	538	21	3.90%	458	38	8.30%	385	30	7.79%
Loans (2), (3)	130,104	9,580	7.36%	106,480	9,032	8.48%	86,262	7,679	8.90%
Total interest earning assets	213,768	12,611	5.90%	201,129	14,003	6.96%	157,208	12,042	7.66%
Cash and due from banks	3,931			3,588			3,156		
Allowance for loan losses	(1,621)			(1,030)			(991)		
Unrealized securities gains (losses)	441			177			(2,489)		
Premises and equipment	3,395			3,317			3,339		
Other assets	2,692			2,813			3,737		
Total assets	$ 222,606			$ 209,994			$ 163,960		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 28,945	$ 363	1.25%	$ 26,099	$ 628	2.41%	$ 22,870	$ 739	3.23%
Savings	25,470	266	1.04%	23,707	738	3.11%	21,006	806	3.84%
Time deposits $100M and over	54,650	1,573	2.88%	50,156	2,661	5.31%	38,800	2,440	6.29%
Other time deposits	69,272	2,514	3.63%	68,637	4,185	6.10%	48,105	3,029	6.30%
Total interest bearing deposits	178,337	4,716	2.64%	168,599	8,212	4.87%	130,781	7,014	5.36%
Noninterest bearing demand deposits	24,672			23,352			18,550		
Other liabilities	1,044			1,932			1,407		
Shareholders' equity	18,553			16,111			13,222		
Total liabilities and shareholders' equity	$ 222,606			$ 209,994			$ 163,960		
Interest rate spread (4)			3.26%			2.09%			2.30%
Net interest income and net yield on earning assets (5)		$ 7,895	3.69%		$ 5,791	2.88%		$ 5,028	3.20%
Interest free funds supporting earning assets (6)	$ 35,431			$ 32,530			$ 26,427		

(1) Average balances are computed on a daily basis.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2002 Compared with 2001			2001 Compared with 2000		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ -	$ -	$ -	$ 1	$ (1)	$ -
Taxable securities	(178)	(829)	(1,007)	275	(211)	64
Tax-exempt securities (2)	-	-	-	-	-	-
Federal funds sold	(266)	(650)	(916)	848	(312)	536
Other investments	6	(23)	(17)	6	2	8
Loans (2)	1,838	(1,290)	548	1,729	(376)	1,353
Total interest income	1,400	(2,792)	(1,392)	2,859	(898)	1,961
Interest bearing deposits						
Interest bearing transaction accounts	62	(327)	(265)	95	(206)	(111)
Savings	51	(523)	(472)	96	(164)	(68)
Time deposits $100M and over	221	(1,309)	(1,088)	641	(420)	221
Other time deposits	38	(1,709)	(1,671)	1,255	(99)	1,156
Total interest expense	372	(3,868)	(3,496)	2,087	(889)	1,198
Net interest income	$ 1,028	$ 1,076	$ 2,104	$ 772	$ (9)	$ 763

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Management currently expects that interest rates may move slightly higher, but within a narrow range, in 2003. Management has not presently identified any factors that it believes might cause interest rates to increase sharply in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2003 are expected to result primarily from changes in the volumes of interest earning assets and liabilities. Management expects to continue using its marketing strategies to increase the Company's market share of both deposits and quality loans within its market areas. These strategies involve offering attractive interest rates and outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2002 by $88,186,000, resulting in a cumulative gap ratio of .43. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2002 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. However, in a rapidly falling interest rate environment net interest income can decrease despite a negative interest sensitivity gap. This occurs because traditional interest sensitivity analysis does not account for all factors that affect the repricing of assets including actions taken by consumers and businesses to prepay, refinance or renegotiate terms associated with existing, higher fixed rate loans and mortgages. Similarly, issuers of federal and local government securities frequently exercise early call options to prepay or refinance their debt securities at lower rates.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts. Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2002				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 32	$ -	$ -	$ -	$ 32
Securities available-for-sale	1,076	1,046	38,986	21,860	62,968
Other investments	555	-	-	-	555
Federal funds sold	21,471	-	-	-	21,471
Loans (1)	33,559	9,024	85,800	8,110	136,493
Total interest earning assets	56,693	10,070	$ 124,786	$ 29,970	$ 221,519
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 26,193	$ -	$ -	$ -	$ 26,193
Savings	22,477	-	-	-	22,477
Time deposits $100M and over	23,953	30,700	4,718	-	59,371
Other time deposits	17,691	33,935	27,556	-	79,182
Total interest bearing liabilities	90,314	64,635	$ 32,274	$ -	$ 187,223
Interest sensitivity gap	$ (33,621)	$ (54,565)			
Cumulative interest sensitivity gap	$ (33,621)	$ (88,186)			
Gap ratio	0.63	0.16			
Cumulative gap ratio	0.63	0.43			

(1) Loans exclude loans held for sale and are net of nonaccruing loans totaling $866,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $1,291,000, $567,000 and $305,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increased provision in 2002 was considered necessary due to increased amounts of loan charge-offs, trends in nonaccrual and other potential problem loans, higher volumes of loans outstanding and uncertainty about the potential impact that the current national economic downturn might have on local economic and business conditions. The allowance for loan losses as a percentage of total loans at year-end was 1.42% for 2002 compared with 1.00% as of the end of 2001. Net charge-offs for 2002 were $541,000, an increase of $174,000 over the amount for 2001. Net charge-offs for 2001 were $367,000, an increase of $119,000 over the 2000 amount. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Noninterest income for 2002 increased by $392,000 or 38.4% over 2001. Service charges on deposit accounts increased by $314,000 or 39.8% due primarily to charges associated with a new pre-arranged overdraft protection product. In addition, the Company in 2002 began originating mortgage loans with the intent to sell, principally to a regional mortgage banker. The Company realized $75,000 in gains on the sale of such loans in 2002. Several advantages accrue to the Company under this arrangement including the ability to serve the needs within its established market areas for long-term financing for home purchases without incurring the interest rate risk of maintaining a long-term fixed-rate asset. In addition, as demonstrated by the gains realized on sale of loans originated during 2002, the Company may increase income if it is able to originate such loans at above-average rates. The Company is generally afforded decreased risk of loss by acquiring take-out commitments for such loans prior to the loans' originations.

Noninterest income for 2001 increased $156,000 or 18.0% to $1,021,000. Service charges on deposit accounts increased $213,000 or 37.0% to $789,000 for 2001. These increases were primarily due to increased chargeable account activity related to larger numbers of accounts held by customers. Credit life insurance commissions decreased by $18,000 in 2001 following a $21,000 increase in 2000. A $4,000 gain was realized on the sale of one investment security in 2001. There were no realized securities gains or losses in 2000.

Other Expenses

Noninterest expenses for 2002 increased $458,000, or 14.1%, over the amount for 2001. Salaries and employee benefits increased by $303,000, or 17.3% over the 2001 amount. This increase was caused primarily by increased employee bonuses awarded in 2002 and normal salary and wage adjustments made from time-to-time.

Net occupancy and furniture and equipment expenses decreased slightly in 2002 due primarily to a decrease in the amount of depreciation associated with data processing equipment. Computer and related equipment with an original cost of $265,000 became fully depreciated during 2002. Much of this equipment was replaced during 2002 with new, more advanced equipment for a cost of approximately $110,000.

Other expenses for 2002 increased $169,000, or 16.2%, over the amount for 2001 due to a $25,000 increase in expenses for stationery, printing and postage caused by continued increases in account volumes from a larger customer base and by higher postal rates, a $22,000 increase in expenses for professional services primarily caused by increased usage of outside assistance in assessing various business strategies, and a $47,000 increase in data processing because of the expenses associated with software used for the Company's basic information needs. During 2002, the Company licensed an enhanced version of its primary application software.

Noninterest expenses for 2001 increased $277,000 or 9.4%. Salaries and employee benefits increased $194,000 in 2001 due to recording the first full year of operations of the Williamston office, which was opened in August of 2000, the hiring of additional lending personnel, higher costs of providing life and health insurance coverage to employees, and normal salary adjustments.

Other expense for 2001 increased $85,000, or 8.8%, over the 2000 amount. This increase was caused by higher stationery, printing and postage expenses related primarily to increased account volumes, increased utilization of professional services for investment, asset/liability management and strategic planning advisory services, and higher expenses related to holding and disposing of other real estate.

Noninterest overhead expenses for 2003 are expected to increase as compared with 2002 because of the Company's expanding presence in, and commitment to, the Anderson County market. The Company opened an office in Williamston, South Carolina in temporary quarters in the third quarter of 2000. Construction of a permanent office facility in Williamston began during the second quarter of 2002 with completion anticipated during the first quarter of 2003. Depreciation expense associated with this office will commence upon its placement into service.

In December, 2002, the Company acquired a parcel of land in Westminster, South Carolina for a proposed future office location. Approval to establish an office at that site has been obtained from the South Carolina State Board of Financial Institutions and has been applied for with the Federal Deposit Insurance Corporation ("FDIC"). The Company intends initially to open the office in temporary quarters until a permanent building can be constructed. The temporary facility is expected to become operational sometime during the first or second quarters of 2003, pending receipt of FDIC approval.

The Company continues to hold for sale four parcels of commercial property consisting of land it developed in 1999 adjacent to its City of Anderson office. This property was subdivided and developed from the property originally acquired for the new office. During 2002 and 2001, marketing efforts to sell this property have been slowed due to adjacent road construction and no sales contracts have been entered into. The property is carried in the consolidated balance sheet at a cost of $980,000 as of December 31, 2002 and 2001. Periodically, management evaluates this real estate for impairment in value, and any appropriate downward adjustments to net realizable value will be charged to expense if necessary. No such downward adjustments have been made through December 31, 2002.

Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives and attain the goal of growth in the Company's market share in Oconee and Anderson counties.

Income Taxes

For 2002, federal and state income tax expenses increased by $460,000 to $1,527,000. In 2001, federal and state income tax expenses increased to $1,067,000 from $939,000 in 2000. The fluctuations in income tax expense are due to increasing amounts of earnings. The effective income tax rate (income tax expense divided by income before income taxes) was 35.6% for 2002, 35.9% for 2001, and 35.9% for 2000. The Company has only minimal amounts of income from nontaxable sources, such as nontaxable investment securities or loans to local governments.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

Securities Portfolio Composition

	December 31,		
	2002 Available-for-Sale	2001 Available-for-Sale	2000 Available-for-Sale
	(Dollars in thousands)		
U. S. Treasury	$ -	$ -	$ 1,992
U. S. Government agencies	43,334	62,329	47,510
State, county and municipal	210	203	204
Mortgage-backed securities	19,424	8,807	8,156
Total	$62,968	$71,339	$ 57,862

The following table presents maturities and weighted average yields of securities at December 31, 2002.

Securities Portfolio Maturities and Yields

	December 31, 2002									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Available-for-sale										
U. S. Government agencies	$ 1,000	3.00%	$ 32,040	3.76%	$ 10,294	3.08%	$ -	0.00%	$ 43,334	3.58%
State, county and municipal (1)	-	0.00%	-	0.00%	210	7.52%	-	0.00%	210	7.52%
Mortgage-backed securities (2)	577	6.00%	3,974	5.17%	7,097	3.59%	7,776	4.23%	19,424	4.24%
Total	$ 1,577	4.10%	$ 36,014	3.92%	$ 17,601	3.34%	$ 7,776	4.23%	$ 62,968	3.80%

(1) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2002, one security was sold, resulting in the recognition of a loss of $2,000. During 2001, one security sale resulted in the recognition of a gain of $4,000. During 2000, there were no sales of securities. No transfers of available-for-sale or held-to-maturity securities to other categories were effected in any of the years 2000 through 2002.

During 2002, management altered the composition of the securities portfolio, both in terms of the types of securities held and the overall maturity structure. These changes were made in response to the historically low rates available for short to medium-term U.S. Treasury and U.S. Government agencies obligations. Management opted to mitigate the effects of continuing decreases in these interest rates by investing larger amounts in mortgage-backed securities. These investment instruments are slightly more risky, and usually have longer maturity structures and higher yields than the U.S. Treasury and U.S. Government agencies securities which the Company uses as its primary investment vehicles. The primary increased risk factor associated with the change in the composition of the securities portfolio is the acceptance of potentially greater variability in expected future cash flows. The periodic repayments of principal and interest from mortgage-backed investments are more variable because such investments reflect the aggregate repayment experience of many individual residential mortgage loans. The individual mortgage loans, which might have original repayment periods ranging from fifteen to thirty years, are each subject to various risks of repayment. Those risks relate to the individual mortgagors' abilities to repay and include foreclosure, slow payment records due to job losses and layoffs, as well as prepayment of loans due to sales of the underlying properties, refinancing of loans to take advantage of lower interest rates, and other factors. Despite the longer contractual maturities of the more recent investments in mortgage-backed securities, management believes that such securities will demonstrate a general trend toward prepayment of individual mortgages resulting from factors such as the geographic and economic mobility of homeowners. Although homeowners may refinance their mortgages at lower rates during periods when market interest rates decline, the long duration of the period of declining rates which has culminated in the current historically low levels of market interest rates indicates that such rate related prepayments might not be as significant in the foreseeable future. Still, it is believed that the average lives of most mortgage-backed securities will be significantly shorter than revealed by maturity distributions based on contractual terms.

All mortgage-backed securities held by the Company were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2002, 2001 and 2000 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

	December 31,					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Commercial, financial and industrial						
Commercial and industrial	$ 19,124	13.9%	$ 21,006	17.5%	$ 16,997	17.4%
Purchasing or carrying securities	2,547	1.9%	2,578	2.1%	2,654	2.7%
Real estate - construction	822	.6%	346	.3%	200	.2%
Real estate - mortgage						
1-4 family residential	54,471	39.7%	45,329	37.9%	39,163	40.1%
Multifamily (5 or more) residential	2,311	1.7%	1,862	1.5%	641	.7%
Nonfarm, nonresidential	36,122	26.3%	27,047	22.6%	17,897	18.4%
Consumer installment						
Credit card and checking credit	1,033	.7%	1,030	.9%	1,097	1.1%
Other	20,929	15.2%	20,546	17.2%	18,913	19.4%
Total loans	$ 137,359	100.0%	$ 119,744	100.0%	$ 97,562	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2002, total commercial and industrial loans decreased $1,882,000 or 9.0%. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $9,075,000 or 33.6% during 2002. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required. During 1999, a senior commercial lending officer/administrator position was created to enhance expertise and supervision in this area. However, turnover of personnel hired for this position has slowed the implementation of these objectives, and no one is currently employed in this position.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 68% and 62% of the Company's loan portfolio at the end of 2002 and 2001, respectively. Real estate mortgage loans of all types grew $19,142,000 during 2002 and by $16,683,000 during 2001. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. During 2002, the Company began originating for sale mortgage loans pursuant to an agreement with a regional mortgage banking firm. Under this arrangement, the Company originated and sold approximately $5,000,000 of mortgage loans.

The Company does not retain servicing of these loans, nor is there any intention of retaining such rights in the immediate future.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2002, as well as the type of interest requirement on such loans.

	December 31, 2002			
	One Year or Less	One to Five Years	Five Years or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 11,394	$ 9,350	$ 927	$ 21,671
Real estate - construction	822	-	-	822
Real estate - mortgage	25,995	59,998	6,911	92,904
Consumer installment	4,656	16,818	488	21,962
Total loans	$ 42,867	$ 86,166	$ 8,326	$ 137,359
Predetermined rate, maturity greater than one year		$ 69,292	$ 8,047	$ 77,339
Variable rate or maturity within one year	$ 42,867	$ 16,874	$ 279	$ 60,020

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Nonaccrual loans	$ 866	$ 609	$ 341
Accruing loans 90 days or more past due	-	1	9
Total	$ 866	$ 610	$ 350
Percent of total loans	0.6%	0.5%	0.4%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The effects of interest income accrued and collected on impaired loans were immaterial to the consolidated financial statements for 2002, 2001 and 2000.

As of December 31, 2002, there were no commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2002 determined by management to be potential problem loans was $1,279,000. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans as of December 31, 2002.

	December 31, 2002	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 954	74.6%
Vehicles	193	15.1%
Mobile homes	29	2.3%
Other	59	4.6%
Unsecured	44	3.4%
Total	$ 1,279	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 137,359	$119,744	$ 97,562	$ 76,158	$ 67,893
Average amount of loans outstanding	130,104	106,480	86,262	71,944	68,499
Balance of allowance for loan losses - beginning	$ 1,200	$ 1,000	$ 943	$ 955	$ 890
Loans charged off					
Commercial and industrial	193	249	97	234	44
Real estate - mortgage	131	-	40	-	9
Consumer installment	223	126	121	99	116
Total charge-offs	547	375	258	333	169
Recoveries of loans previously charged off					
Commercial and industrial	1	-	-	12	-
Real estate - mortgage	-	-	-	-	15
Consumer installment	5	8	10	9	6
Total recoveries	6	8	10	21	21
Net charge-offs	541	367	248	312	148
Additions to allowance charged to expense	1,291	567	305	300	213
Balance of allowance for loan losses - ending	$ 1,950	$ 1,200	$ 1,000	$ 943	$ 955
Ratios					
Net charge-offs to average loans	0.42%	0.34%	0.29%	0.43%	0.22%
Net charge-offs to loans at end of period	0.39%	0.31%	0.25%	0.41%	0.22%
Allowance for loan losses to average loans	1.50%	1.13%	1.16%	1.31%	1.39%
Allowance for loan losses to loans at end of period	1.42%	1.00%	1.02%	1.24%	1.41%
Net charge-offs to allowance for loan losses	27.74%	30.58%	24.80%	33.09%	15.50%
Net charge-offs to provision for loan losses	41.91%	64.73%	81.31%	104.00%	69.48%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2002, 2001 and 2000, are summarized below:

Average Deposits

	Years Ended December 31,					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 24,672	12.2%	$ 23,352	12.2%	$ 18,550	12.4%
Interest bearing transaction accounts	28,945	14.3%	26,099	13.6%	22,870	15.3%
Savings	25,470	12.5%	23,707	12.4%	21,006	14.1%
Time deposits $100M and over	54,650	26.9%	50,156	26.1%	38,800	26.0%
Other time deposits	69,272	34.1%	68,637	35.7%	48,105	32.2%
Total deposits	$ 203,009	100.0%	$ 191,951	100.0%	$ 149,331	100.0%

As of December 31, 2002, there were $59,371,000 in time deposits of $100,000 or more. Approximately $23,414,000 mature within three months, $13,603,000 mature over three through six months, $10,675,000 mature over six through twelve months and $11,679,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2002, approximately $29,333,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2002	2001	2000
Return on assets	1.24%	0.91%	1.02%
Return on equity	14.89%	11.82%	12.70%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.33%	7.67%	8.06%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 66.6% of average total assets during 2002 compared with 67.5% during 2001. Deposits of several local governmental entities comprised approximately 23% and 25% of total deposits at the end of 2002 and 2001, respectively. Because of the potentially volatile nature of this funding source, management maintains the Bank's membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2002, the banking subsidiary is eligible to borrow up to $36,511,000 from the FHLB. Such borrowings, if utilized, would be secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets potentially subject to this lien totaled approximately $47,941,000 as of December 31, 2002. In addition, the banking subsidiary has available an unused short-term line of credit to purchase up to $5,000,000 of federal funds from an unrelated correspondent institution. The line is generally available on a one-day basis for up to 14 days in any 30 day period, in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale, particularly those maturing within one year, and funds available from maturing loans provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally payable only from its undivided profits. At December 31, 2002, the banking subsidiary's undivided profits totaled $10,051,000. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2002 and 2001, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $3,068,000 and $2,122,000 during 2002 and 2001, respectively. During 2002, net income increased shareholders' equity by $2,762,000 and the exercise of employee stock options provided an increase of $96,000. Other comprehensive income, consisting primarily of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $216,000. In lieu of fractional shares, $6,000 was paid with respect to the 5% stock dividend declared in 2002. During 2001, net income increased shareholders equity by $1,905,000 and the exercise of employee stock options provided an increase of $53,000. Other comprehensive income, which consisted primarily of the change in unrealized holding gains or losses on available-for-sale securities, increased shareholders' equity by $529,000. Repurchases and cancellations of common stock in 2001 reduced shareholders equity by $359,000. In lieu of fractional shares, $6,000 was payable with respect to the 5% stock dividend declared in 2001.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2002 and 2001, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Company or the Bank as less than well capitalized based on subjective criteria. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$21,481	15.2%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$19,706	13.9%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$19,706	8.8%	$6,745	3.0%	$11,242	5.0%
Community First Bank						
Total Capital to risk weighted assets	$20,659	14.6%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$18,884	13.3%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$18,884	8.4%	$6,745	3.0%	$11,242	5.0%
December 31, 2001						
The Company						
Total Capital to risk weighted assets	$18,055	14.2%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,855	13.3%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,855	8.0%	$6,342	3.0%	$10,570	5.0%
Community First Bank						
Total Capital to risk weighted assets	$17,310	13.6%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,110	12.7%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,110	7.6%	$6,342	3.0%	$10,570	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee of similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Loan commitments	$ 13,943	$ 12,780
Standby letters of credit	238	323

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the following policy may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of its critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable it to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, as a result, provide for an allowance for possible loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating uncertain future events and their effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about the borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

The provision for loan losses charged to expense increased significantly in 2002 to $1,291,000 compared with $567,000 and $305,000 in 2001 and 2000, respectively. The allowance for loan losses at the end of 2002 was $1,950,000, up $750,000 or 62.5% as compared with the allowance of $1,200,000 as of the end of 2001. As a percentage of total loans outstanding at year end, the allowance for loan losses stood at 1.42%, 1.00% and 1.02% for 2002, 2001 and 2000, respectively. In making its judgments about the percentage factors applied to loan risk grade categories, management elected to take a more conservative approach in 2002. Several key factors influenced management's decision to take this approach, including the increases in net loan charge-offs, impaired or non-performing loans and potential problem loans over the last two years. Net loan charge-offs increased to $541,000 in 2002, an increase of 50.1% over the 2001 amount. In 2001, net charge-offs increased to $367,000 or 48.0% over the 2000 amount. As of the end of 2002, impaired or non-performing loans grew to $866,000, up from $610,000 and $350,000 at the end of 2001 and 2000, respectively. Potential problem loans grew to $1,279,000 at the end of 2002, compared with $880,000 and $425,000 at the end of 2001 and 2000, respectively. While management believes that the local economy remains relatively healthy, there are concerns that the national economic downturn that began in 2001 and continued throughout 2002 and beyond eventually might have a more noticeable effect locally. Loan growth has also been a contributing factor toward the increased provisions for loan losses in 2002 and 2001. Total year end loans grew 14.7% and 22.7% in 2002 and 2001, respectively. The Company entered into the new market of Anderson County, South Carolina in 1999, and has continued to expand its presence over the last several years. Activities within this market initially emphasized the acquisition of deposit liabilities to fund loan growth. The Company's loan origination activities increased significantly in 2002 and 2001. Because the Anderson County market is relatively new to the Company, management perceives a higher degree of risk in its lending operations there and, consequently, a higher provision and allowance for loan losses has been estimated until further experience is obtained. If experience in this market proves to be better than management has estimated, the Company may be able to increase the size of its loan portfolio without the need for significantly increasing its provision and allowance for loan losses in the future.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of provision and allowance for loan losses might have to increase, thereby decreasing net income and shareholders' equity. During 2002 and 2001, the total of loans secured by real estate mortgages has increased $35,203,000 from $57,701,000 at the end of 2000 to $92,904,000 by the end of 2002. Of this increase, $15,308,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $18,225,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A further significant, prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans, non-earning foreclosed real estate and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Goodwill and Other Intangibles FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This Statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Isolation of Transferred Financial Assets FASB Technical Bulletin No. 01-1 deferred until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB

Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections FASB Statement No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,"* addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of FASB No. 145 as of their effective dates did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Costs Associated with Exit or Disposal Activities FASB Statement No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issues Nos. 88-10 and 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of Statement No. 146 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Acquisitions of Certain Financial Institutions FASB Statement No. 147, *"Acquisitions of Certain Financial Institutions,"* amends Statements No. 72 and 144 and FASB Interpretation No. 9. This Statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises, and provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. This Statement makes Statement No. 72 and Interpretation 9 not applicable to acquisitions within its scope and requires that acquisitions of all or part of a financial institution that meet the definition of a business combination be accounted for by the purchase method in accordance with FASB Statement No. 141, *"Business Combinations."* Acquisitions that do not qualify as business combinations because the transferred net assets and activities do not constitute a business are to be accounted for in accordance with paragraphs 4-8 of Statement No. 141. This Statement also makes the provisions of Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* applicable to long-term customer-relationship intangible assets, except servicing assets, recognized in the acquisition of a financial institution. In addition, certain amounts previously recognized with regard to a business combination as unidentifiable intangible assets may be required to be reclassified as goodwill, with restatement of any amortization expense subsequent to the date of the adoption of FASB Statement No. 142, *"Goodwill and Other Intangible Assets."* The provisions of this Statement were generally effective as of October 1, 2002, with earlier application permitted. The adoption of Statement No. 147 as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Stock-Based Compensation – Transition and Disclosure FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," amends Statement No. 123 to provide alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. FASB Statement 142 also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. Also, this Statement amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. The provisions of this Statement related to transition provisions and disclosure requirements were effective for financial statements for fiscal years ending after December 15, 2002. The provisions related to interim financial reporting are applicable to interim periods beginning after December 15, 2002. Adoption of this Statement as of December 15, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company as of and for the years ended December 31, 2002, 2001 and 2000, nor is it expected to have any such effects on the Company's future consolidated interim financial position or results of operations. As of December 31, 2002, the Company has two stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. While the Company has adopted the disclosure provisions of Statement No. 123, as amended, there are no current intentions to adopt the fair value method recognition provisions of that Statement.

Accounting by Certain Financing Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others The American Institute of Certified Public Accountants' ("AICPA") Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, *"Accounting. by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,"* that reconciles and conforms existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides, *"Banks and Savings Institutions," "Audits of Credit Unions"* and *"Audits of Finance Companies"*. It also carries forward accounting guidance for practices deemed to be unique to certain financial institutions. Trade receivables of all entities, including commercial and not-for-profit entities that finance their customers' purchases of goods and services using trade receivables, are within the scope of the existing finance companies Guide and are, therefore, within the scope of the new SOP. The SOP is effective for fiscal years beginning after December 15, 2001. The adoption of this SOP as of January 1, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others The FASB issued its Interpretation 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 are not expected to have any material adverse or beneficial effects on the Company's future consolidated financial position or results of operations.

Change of Accountants

Legislation and Securities Exchange Commission rules adopted in 2002 have significantly increased, and will continue to increase, the regulatory burdens on audit firms that audit the financial statements of companies that are subject to the reporting requirements of the Securities Exchange Act of 1934. Consequently, many smaller audit firms are deciding to limit their audit practice to companies that are not subject to the 1934 Act. Donald G. Jones and Company, P.A., which served as the Company's principal independent accountant since the Company's inception, is one such firm. Accordingly, effective November 19, 2002 Donald G. Jones and Company, P.A. resigned as the Company's principal independent public accountant. J. W. Hunt and Company, LLP was engaged by the Company on November 19, 2002 to audit the Company's financial statements for the year ended December 31, 2002, and has also been selected to audit the Company's financial statements for the year ended December 31, 2003.

Donald G. Jones and Company, P.A.'s reports on the Company's financial statements for the years ended December 31, 2001 and 2000 neither contained an adverse opinion or disclaimer of opinion, nor were modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Donald G. Jones and Company, P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Donald G. Jones and Company, P.A.'s satisfaction, would have caused it to make reference to the subject matter of the disagreements in its reports.

Independent Auditors' Report

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheet of Community First Bancorporation and subsidiary as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Community First Bancorporation as of and for the years ended December 31, 2001 and 2000, were audited by other auditors whose report dated February 7, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2002 and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Certified Public Accountants
Columbia, South Carolina
February 11, 2003

Consolidated Balance Sheet
Community First Bancorporation

	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks (Note B)	$ 5,113,815	$ 6,063,051
Interest bearing deposits due from banks	32,364	27,419
Federal funds sold	21,471,000	9,240,000
Securities available-for-sale (Note C)	62,967,593	71,338,781
Other investments	554,500	480,100
Loans held for sale	211,127	-
Loans (Note D)	137,358,504	119,743,926
Allowance for loan losses	(1,950,000)	(1,200,000)
Loans - net	135,408,504	118,543,926
Premises and equipment - net (Note E)	4,148,080	3,232,136
Accrued interest receivable	1,350,574	1,466,465
Real estate held for sale	980,003	980,003
Other assets	617,003	525,922
Total assets	$ 232,854,563	$ 211,897,803
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 24,415,791	$ 25,448,702
Interest bearing	187,222,836	168,070,527
Total deposits	211,638,627	193,519,229
Accrued interest payable	1,069,177	1,307,096
Other liabilities	61,907	54,703
Total liabilities	212,769,711	194,881,028
Commitments and contingent liabilities (Note K)		
Shareholders' equity (Note G)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,242,417 for 2002 and 2,117,062 for 2001	17,569,241	15,734,004
Retained earnings	2,137,103	1,120,413
Accumulated other comprehensive income	378,508	162,358
Total shareholders' equity	20,084,852	17,016,775
Total liabilities and shareholders' equity	$ 232,854,563	$ 211,897,803

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income
Community First Bancorporation

	Years Ended December 31,		
	2002	2001	2000
Interest income			
Loans, including fees	$ 9,554,406	$ 9,002,386	$ 7,675,937
Securities			
Taxable	2,612,877	3,620,426	3,556,111
Tax-exempt	9,820	9,819	9,819
Federal funds sold	380,691	1,297,454	761,571
Other investments	21,484	38,295	29,773
Interest bearing deposits due from banks	434	797	533
Total interest income	12,579,712	13,969,177	12,033,744
Interest expense			
Time deposits $100,000 and over	1,572,554	2,660,538	2,439,638
Other deposits	3,142,899	5,551,915	4,574,386
Total interest expense	4,715,453	8,212,453	7,014,024
Net interest income	7,864,259	5,756,724	5,019,720
Provision for loan losses (Note D)	1,291,384	566,976	305,033
Net interest income after provision	6,572,875	5,189,748	4,714,687
Other income			
Service charges on deposit accounts	1,103,046	789,265	575,822
Credit life insurance commissions	35,586	40,756	59,436
(Loss) gain on sale of available-for-sale securities (Note C)	(2,475)	4,327	-
Gain on sale of loans held for sale	74,898	-	-
Other income	202,227	187,129	229,868
Total other income	1,413,282	1,021,477	865,126
Other expenses (Notes H and J)			
Salaries and employee benefits	2,055,809	1,753,074	1,559,219
Net occupancy expense	189,768	192,399	186,203
Furniture and equipment expense	236,000	246,930	255,787
Other expense	1,215,223	1,046,289	960,663
Total other expenses	3,696,800	3,238,692	2,961,872
Income before income taxes	4,289,357	2,972,533	2,617,941
Income tax expense (Note I)	1,527,561	1,067,214	938,689
Net income	$ 2,761,796	$ 1,905,319	$ 1,679,252
Per share (Note G)			
Net income	$ 1.24	$ 0.85	$ 0.75
Net income, assuming dilution	1.17	0.81	0.71

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Community First Bancorporation

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	2,002,699	$14,254,918	$ 1,110,371	$ (1,628,999)	$13,736,290
Comprehensive income:					
Net income	-	-	1,679,252	-	1,679,252
Unrealized holding gains arising during the period, net of income tax effects of $706,878	-	-	-	1,262,141	1,262,141
Total comprehensive income	-	-	-	-	2,941,393
Issuance of 5% stock dividend, including cash payment for fractional shares	95,248	1,904,961	(1,911,225)	-	(6,264)
Exercise of employee stock options	34,676	123,355	-	-	123,355
Repurchase and cancellation of common stock	(110,000)	(1,900,000)	-	-	(1,900,000)
Balance, December 31, 2000	2,022,623	14,383,234	878,398	(366,858)	14,894,774
Comprehensive income:					
Net income	-	-	1,905,319	-	1,905,319
Unrealized holding gains arising during the period, net of income tax effects of $297,946	-	-	-	531,990	531,990
Reclassification adjustment, net of income tax effects of $1,553	-	-	-	(2,774)	(2,774)
Total other comprehensive income	-	-	-	-	529,216
Total comprehensive income	-	-	-	-	2,434,535
Declaration of 5% stock dividend, including cash payable for fractional shares	100,422	1,656,963	(1,663,304)	-	(6,341)
Exercise of employee stock options	13,394	52,593	-	-	52,593
Repurchase and cancellation of common stock	(19,377)	(358,786)	-	-	(358,786)
Balance, December 31, 2001	2,117,062	15,734,004	1,120,413	162,358	17,016,775
Comprehensive income:					
Net income	-	-	2,761,796	-	2,761,796
Unrealized holding gains arising during the period, net of income tax effects of $120,169	-	-	-	214,564	214,564
Reclassification adjustment, net of income tax effects of $889	-	-	-	1,586	1,586
Total other comprehensive income	-	-	-	-	216,150
Total comprehensive income	-	-	-	-	2,977,946
Issuance of 5% stock dividend, including cash payment for fractional shares	106,442	1,739,166	(1,745,106)	-	(5,940)
Exercise of employee stock options	18,913	96,071	-	-	96,071
Balance, December 31, 2002	2,242,417	$17,569,241	$ 2,137,103	$ 378,508	$20,084,852

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Community First Bancorporation

	Years Ended December 31,		
	2002	2001	2000
Operating activities			
Net income	$ 2,761,796	$ 1,905,319	$ 1,679,252
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	1,291,384	566,976	305,033
Depreciation	210,892	231,590	227,063
Deferred income taxes	(227,649)	(42,180)	(2,208)
Amortization of net loan fees and costs	(13,103)	7,334	63,669
Securities accretion and premium amortization	195,436	(35,540)	(6,900)
Loss (gain) on sale of available-for-sale securities	2,475	(4,327)	-
Gain on sale of loans held for sale	(74,898)	-	-
Loss on sale of other real estate	24,443	31,072	7,351
Loss on disposal of premises and equipment	-	-	6,247
Decrease (increase) in interest receivable	115,891	(90,036)	(184,033)
(Decrease) increase in interest payable	(237,919)	(452,424)	579,629
Increase in prepaid expenses	(153,310)	(1,386)	(69,028)
Increase (decrease) in other accrued expenses	13,545	18,855	(19,526)
Originations of loans held for sale	(5,148,032)	-	-
Proceeds of sales of loans held held for sale	5,011,803	-	-
Net cash provided by operating activities	3,772,754	2,135,253	2,586,549
Investing activities			
Purchases of available-for-sale securities	(68,285,150)	(96,196,397)	(4,972,022)
Maturities of available-for-sale securities	73,798,110	83,009,787	3,264,229
Proceeds from sale of available-for -sale securities	2,997,525	575,065	-
Purchases of other investments	(74,400)	(94,400)	(3,700)
Net increase in loans made to customers	(18,167,859)	(22,676,174)	(21,771,906)
Additions to other real estate	-	(3,132)	(103,688)
Proceeds from sale of other real estate	169,377	179,466	38,307
Purchases of real estate held for sale	-	-	(5,003)
Purchases of premises and equipment	(1,126,836)	(52,700)	(355,756)
Net cash used by investing activities	(10,689,233)	(35,258,485)	(23,909,539)
Financing activities			
Net (decrease) increase in demand deposits, interest bearing transaction accounts and savings accounts	(2,440,429)	13,872,502	9,546,217
Net increase in certificates of deposit and other time deposits	20,559,827	15,264,270	16,217,994
Repurchase and cancellation of common stock	-	(358,786)	(1,900,000)
Payment of cash in lieu of fractional shares for stock dividend	(12,281)	-	(6,264)
Exercise of employee stock options	96,071	52,593	123,355
Net cash provided by financing activities	18,203,188	28,830,579	23,981,302
Increase (decrease) in cash and cash equivalents	11,286,709	(4,292,653)	2,658,312
Cash and cash equivalents, beginning	15,330,470	19,623,123	16,964,811
Cash and cash equivalents, ending	$ 26,617,179	$ 15,330,470	$ 19,623,123

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their headquarters office in Walhalla, and other offices in Seneca, Anderson and Williamston, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

The subsidiary, Community First Bank, is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Securities Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Other Investments Other investments consist of restricted securities which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans Held for Sale Loans held for sale are reported at the lower of cost or estimated fair value on an aggregate loan portfolio basis. Gains or losses realized on the sale of loans are recognized at the time of the sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in other income.

Loans and Interest Income Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans, which are loans past due, according to their contractual terms, 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Other Real Estate and Real Estate Held for Sale Other real estate consists of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure which were carried in other assets at a value $168,820 as of December 31, 2001. No such properties were held as of December 31, 2002. These properties are initially recorded at the lower of cost or the estimated fair market value, less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on foreclosed properties is maintained for subsequent downward valuation adjustments.

Real estate held for sale is carried in the consolidated balance sheet at the lower of cost or estimated net realizable value. This property consists of four commercial lots that were subdivided and developed from land acquired to construct the banking subsidiary's Anderson office. Management periodically evaluates real estate held for sale for impairment, with any appropriate downward valuation adjustments being made when necessary.

Advertising The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note J. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation As of December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note G. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Per share amounts have been adjusted to reflect the effects of 5% stock dividends effective November 28, 2002, December 21, 2001 and December 15, 2000.

	Years Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 2,761,796	$ 1,905,319	$ 1,679,252
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects	(276,129)	(257,757)	(199,115)
Pro forma net income	$ 2,485,667	$ 1,647,562	$ 1,480,137
Net income per share, basic			
As reported	$ 1.24	$ 0.85	$ 0.75
Pro forma	1.12	0.74	0.66
Net income per share, assuming dilution			
As reported	$ 1.17	$ 0.81	$ 0.71
Pro forma	1.06	0.70	0.62

The fair values of options granted during 2002, 2001 and 2000 were $10.56, $9.13 and $8.83 per share, respectively. Such fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2002, 2001 and 2000: dividend yield of 0%, expected life of 10 years, and risk-free interest rates of 4.06%, 5.39% and 5.85%, respectively.

Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note G.

Comprehensive Income Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note G.

Consolidated Statement of Cash Flows The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

During 2002, 2001 and 2000, interest paid on deposits and other borrowings amounted to $4,955,123, $8,664,877 and $6,434,395, respectively. Income tax payments of $1,807,300, $1,093,000 and $995,600 were made during 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, noncash transfers of $25,000, $120,000 and $56,135, respectively, were made from loans to other real estate. Noncash transfers from retained earnings to common stock in the amounts of $1,739,166, $1,656,963 and $1,904,961 were made as the result of stock dividends declared in 2002, 2001 and 2000, respectively. In 2001, a $6,341 noncash transfer was made from retained earnings to other liabilities for cash payable in lieu of fractional shares for a stock dividend. During 2002, 2001 and 2000, noncash valuation adjustments totaling $337,208, $825,609 and $1,969,019 were made which each increased the carrying amount of available-for-sale securities. In 2002, accumulated other comprehensive income increased $216,150 and related net deferred income tax assets or liabilities changed by $121,058; in 2001, accumulated other comprehensive income increased $529,216 and related net deferred income tax assets or liabilities changed by $296,393; and in 2000, accumulated other comprehensive income increased $1,262,141 and related net deferred income tax assets or liabilities changed by $706,878.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amount of the cash reserve balances at December 31, 2002 and 2001, were approximately $1,009,000 and $959,000, respectively.

NOTE C– SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2002				2001			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
U.S. Government agencies	$42,919,558	$ 414,074	$ -	$43,333,632	$62,175,791	$ 368,098	$ 214,723	$62,329,166
Mortgage-backed securities	19,259,662	175,999	12,022	19,423,639	8,712,045	102,871	7,783	8,807,133
State, county and municipal	197,877	12,445	-	210,322	197,657	4,825	-	202,482
Total	$62,377,097	$ 602,518	$ 12,022	$62,967,593	$71,085,493	$ 475,794	$ 222,506	$71,338,781

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31,			
	2002		2001	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale				
Due within one year	$ 1,000,000	$ 1,000,000	$ -	$ -
Due after one through five years	31,691,273	32,040,270	53,565,712	53,626,541
Due after five through ten years	10,426,162	10,503,684	8,610,079	8,702,625
Due after ten years	-	-	197,657	202,482
	43,117,435	43,543,954	62,373,448	62,531,648
Mortgage-backed securities	19,259,662	19,423,639	8,712,045	8,807,133
Total	$ 62,377,097	$ 62,967,593	$ 71,085,493	$ 71,338,781

During 2002, the Company sold an available-for-sale security with a carrying value of $3,000,000 for $2,997,525, realizing a loss of $2,475 on the sale. The income tax provision credited to expense applicable to this realized loss was $889. During 2001, the Company sold an available-for-sale security with a carrying value of $570,738 for $575,065, realizing a gain of $4,327 on the sale. The income tax provision charged to expense applicable to this realized gain was $1,553. There were no sales of available-for-sale securities in 2000. There were no transfers of available-for-sale securities to other categories in 2002, 2001 or 2000.

At December 31, 2002, securities with an amortized cost of $25,520,356 and an estimated fair value of $25,813,681 were pledged as collateral to secure public deposits. The amortized cost and estimated fair value of such pledged securities were $45,970,487 and $47,806,367, respectively, at the end of 2001.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2002	2001
Commercial, financial and industrial	$ 21,670,544	$ 23,584,833
Real estate- construction	822,149	345,941
Real estate - mortgage	92,903,525	74,237,238
Consumer installment	21,962,286	21,575,914
Total	137,358,504	119,743,926
Allowance for loan losses	(1,950,000)	(1,200,000)
Loans - net	$ 135,408,504	$ 118,543,926

Net deferred loan fees of $121,624 and $37,576 were allocated to the various loan categories as of December 31, 2002 and 2001, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2002	2001
Investment in impaired loans		
Nonaccrual	$ 865,875	$ 608,634
Accruing 90 days and over past due	-	1,204
Total	$ 865,875	$ 609,838
Average total investment in impaired loans during the year	$ 453,000	$ 498,000
Allowance for loan losses on impaired loans at year end	518,346	133,165

The average total investment in impaired loans during 2000 was $249,000. There were no commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2002.

As of December 31, 2002 and 2001, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2002	2001	2000
Balance at January 1	$ 1,200,000	$ 1,000,000	$ 942,950
Provision charged to expense	1,291,384	566,976	305,033
Recoveries	6,113	9,018	10,304
Charge-offs	(547,497)	(375,994)	(258,287)
Balance at December 31	$ 1,950,000	$ 1,200,000	$ 1,000,000

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $10,212,119 and $8,691,318 at December 31, 2002 and 2001, respectively. During 2002, $7,044,017 of new loans were made and repayments totaled $5,523,216.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2002	2001
Land	$ 1,022,387	$ 1,022,387
Buildings and land improvements	2,052,216	2,052,216
Furniture and equipment	1,524,198	1,360,436
Construction in process	963,074	-
Total	5,561,875	4,435,039
Accumulated depreciation	1,413,795	1,202,903
Premises and equipment - net	$ 4,148,080	$ 3,232,136

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $210,892, $231,590 and $227,063, respectively.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,	
	2002	2001
Noninterest bearing demand	$ 24,415,791	$ 25,448,702
Interest bearing transaction accounts	26,192,354	25,754,073
Savings	22,477,204	24,323,003
Time deposits $100,000 and over	59,370,988	50,425,214
Other time deposits	79,182,290	67,568,237
Total deposits	$ 211,638,627	$ 193,519,229

As of December 31, 2002 and 2001, local governmental deposits comprised approximately 23% and 25% of total deposits, respectively. As of December 31, 2002, $114,125 of overdrawn demand deposit balances have been reclassified as loans.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

Year	Amount
2003	$ 99,197,366
2004	33,528,382
2005	5,249,074
2006	438,411
2007 and thereafter	140,045

NOTE G – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the total amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally payable only from its undivided profits. At December 31, 2002, the banking subsidiary's undivided profits totaled $10,050,945. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Stock Dividends Effective November 28, 2002, December 21, 2001 and December 15, 2000 the Company's Board of Directors declared 5% stock dividends. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) As of December 31, 2002 and 2001, accumulated other comprehensive income included as a component of shareholders' equity in the accompanying consolidated balance sheet consisted of accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects, amounting to $378,508 and $162,358, respectively.

Earnings per Share Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2002	2001	2000
Net income per share, basic			
Numerator - net income	$ 2,761,796	$ 1,905,319	$ 1,679,252
Denominator			
Weighted average common shares issued and outstanding	2,229,079	2,228,953	2,241,828
Net income per share, basic	$ 1.24	$ .85	$ .75
Net income per share, assuming dilution			
Numerator - net income	$ 2,761,796	$ 1,905,319	$ 1,679,252
Denominator			
Weighted average common shares issued and outstanding	2,229,079	2,228,953	2,241,828
Effect of dilutive stock options	122,129	130,909	134,675
Total shares	2,351,208	2,359,862	2,376,503
Net income per share, assuming dilution	$ 1.17	$ .81	$ .71

Regulatory Capital All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2002 and 2001, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2002, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$21,481	15.2%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$19,706	13.9%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$19,706	8.8%	$6,745	3.0%	$11,242	5.0%
Community First Bank						
Total Capital to risk weighted assets	$20,659	14.6%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$18,884	13.3%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$18,884	8.4%	$6,745	3.0%	$11,242	5.0%
December 31, 2001						
The Company						
Total Capital to risk weighted assets	$18,055	14.2%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,855	13.3%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,855	8.0%	$6,342	3.0%	$10,570	5.0%
Community First Bank						
Total Capital to risk weighted assets	$17,310	13.6%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,110	12.7%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,110	7.6%	$6,342	3.0%	$10,570	5.0%

Stock Options In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 509,355 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 355,996 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans through the end of 2002, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. Options awarded during 2002, 2001 and 2000 provided for 20% vesting immediately upon award, with 20% vesting on the anniversary date of the award for each of the four subsequent years, and ten year expiration dates.

Transactions under the plans are summarized as follows:

	Years Ended December 31,					
	2002		2001		2000	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	325,899	$ 9.99	287,788	$ 8.68	285,417	$ 6.90
Granted	28,455	14.96	56,338	15.46	48,794	15.42
Exercised	(19,859)	4.85	(14,767)	3.56	(40,142)	3.14
Forfeited or expired	(6,054)	6.54	(3,460)	17.28	(6,281)	14.60
Outstanding at end of year	328,441	10.87	325,899	9.99	287,788	8.68
Options exercisable at year-end	246,746	$ 9.34	218,879	$ 8.01	184,694	$ 6.66

Numbers of shares and exercise prices have been adjusted in the table above for 5% stock dividends effective November 28, 2002, December 21, 2001, and December 15, 2000.

The following table summarizes information about the options outstanding:

	December 31, 2002				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 3.93 to $ 5.47	74,316	2.23	$ 4.57	74,316	$ 4.57
7.16 to 7.26	85,898	5.37	7.23	85,898	7.23
14.92 to 16.33	168,227	7.96	15.52	86,532	15.52
	328,441	5.98	$ 10.87	246,746	$ 9.34

Of the 865,351 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the two plans, 271,987 had not been issued as of December 31, 2002.

NOTE H – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2002	2001	2000
Salaries and employee benefits	$ 2,055,809	$ 1,753,074	$ 1,559,219
Net occupancy expense	189,768	192,399	186,203
Furniture and equipment expense	236,000	246,930	255,787
Other expense			
Stationery, printing and postage	231,164	206,019	186,292
Telephone	67,720	61,624	51,515
Advertising and promotion	67,835	68,514	68,628
Professional services	124,755	103,124	75,947
Insurance	24,486	19,626	10,260
FDIC insurance assessment	33,750	32,217	28,850
Directors' fees	73,700	68,800	64,700
Other real estate costs and expenses, net	41,612	39,867	17,513
Data processing expenses	125,387	77,963	68,569
Other	424,814	368,535	388,389
Total	$ 3,696,800	$ 3,238,692	$ 2,961,872

NOTE I – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2002	2001	2000
Current			
Federal	$ 1,640,594	$ 1,025,971	$ 864,872
State	114,616	83,423	76,025
Total current	1,755,210	1,109,394	940,897
Deferred			
Federal	(227,649)	(55,614)	(2,030)
State	-	13,434	(178)
Total deferred	(227,649)	(42,180)	(2,208)
Total income tax expense	$ 1,527,561	$ 1,067,214	$ 938,689

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2002	2001	2000
Provision for loan losses	$ (213,868)	$ (14,250)	$ 1,280
Accelerated depreciation	13,972	(2,656)	2,805
Deferred net loan costs and fees	(27,753)	(25,274)	(6,293)
Total	$ (227,649)	$ (42,180)	$ (2,208)

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2002, 2001 and 2000 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2002	2001	2000
Tax expense at statutory rate	$ 1,458,382	$ 1,010,661	$ 890,100
State income tax, net of federal income tax benefit	75,647	55,059	50,059
Tax-exempt interest income	(20,277)	(23,087)	(5,111)
Non-deductible interest expense to carry tax-exempt instruments	1,771	3,709	608
Other, net	12,038	20,872	3,033
Total	$ 1,527,561	$ 1,067,214	$ 938,689

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31, 2002	December 31, 2001
Deferred tax assets		
Allowance for loan losses	$ 503,537	$ 289,669
Deferred net loan fees	40,160	12,408
Gross deferred tax assets	543,697	302,077
Valuation allowance	-	-
Total	543,697	302,077
Deferred tax liabilities		
Accelerated depreciation	106,413	92,442
Unrealized net holding gains on available-for-sale securities	211,988	90,930
Gross deferred tax liabilities	318,401	183,372
Net deferred income tax assets	$ 225,296	$ 118,705

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2002, 2001 and 2000, $121,058 was charged, $296,393 was charged, and $706,878 was charged to other comprehensive income or loss, respectively. In 2002, $227,649 was credited to income tax expense; in 2001, $42,180 was credited to income tax expense; and, in 2000, $2,208 was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2002 and 2001 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE J – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2002, 2001 and 2000 totaled $38,996, $32,539 and $28,585, respectively.

NOTE K – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2002	2001
Loan commitments	$ 13,943,222	$ 12,779,532
Standby letters of credit	238,100	322,600

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Borrowing Availability At December 31, 2002, the banking subsidiary had an unused short-term line of credit to purchase up to $5,000,000 of federal funds from an unrelated correspondent bank. The line is available on a one-day basis for the general corporate purposes of the Bank. Advances under the line are further restricted in availability to 14 days in any 30 day period, except in the sole discretion of the other institution. The Bank also has unused lines of credit available from the Federal Home Loan Bank of Atlanta ("FHLB"). Under the terms of the FHLB agreements, the Bank may borrow approximately $36,511,000 for its general corporate purposes. Borrowings under the lines may bear interest at either a variable or fixed rate established by the FHLB. The lines, if utilized, would be secured by FHLB capital stock with a carrying value of $554,500, and blanket liens on qualifying 1-4 family residential first lien mortgage loans held by the Bank sufficient to secure the advances. The carrying amount of such loans at December 31, 2002 was approximately $47,941,000.

Litigation The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2002. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

Williamston Office In August of 2000, a temporary office facility was placed on the land acquired for the banking subsidiary's Williamston office and opened for commercial operations. Occupancy of the permanent office facility is expected to occur during the first quarter of 2003. Construction costs incurred to date total $483,395 and management estimates additional capital expenditures for construction, furniture and equipment will total approximately $224,000.

Future Westminster Office In the fourth quarter of 2002, the Company acquired a parcel of land in Westminster, South Carolina as the site for a potential future office location. Permission to establish such an office has been obtained from the South Carolina State Board of Financial Institutions and an application has been filed with the Federal Deposit Insurance Corporation. Subject to obtaining the requisite regulatory approval and completion of the permanent office facility in Williamston, South Carolina, management intends to commence operations at this location during 2003 using the temporary facility currently in use in Williamston. Management has not yet formulated plans for or considered a capital budget for a future permanent facility in Westminster.

NOTE L – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of other investments, consisting of FHLB stock, approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is equal to the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 5,113,815	$ 5,113,815	$ 6,063,051	$ 6,063,051
Interest bearing deposits due from banks	32,364	32,364	27,419	27,419
Federal funds sold	21,471,000	21,471,000	9,240,000	9,240,000
Securities	62,967,593	62,967,593	71,338,781	71,338,781
Other investments	554,500	554,500	480,100	480,100
Loans held for sale	211,127	211,127	-	-
Loans	135,408,504	135,948,000	118,543,926	118,912,829
Accrued interest receivable	1,350,574	1,350,574	1,466,465	1,466,465
Financial liabilities				
Deposits	211,638,627	212,298,000	193,519,229	193,593,609
Accrued interest payable	1,069,177	1,069,177	1,307,096	1,307,096

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2002		2001	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$ 13,943,222	$ -	$ 12,779,532	$ -
Standby letters of credit	238,100	-	322,600	-

NOTE M – ACCOUNTING CHANGES

Goodwill and Other Intangibles FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This Statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Isolation of Transferred Financial Assets FASB Technical Bulletin No. 01-1 deferred until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections FASB Statement No. 145, "*Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,*" addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of FASB No. 145 as of their effective dates did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Costs Associated with Exit or Disposal Activities FASB Statement No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities,*" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issues Nos. 88-10 and 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of Statement No. 146 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Acquisitions of Certain Financial Institutions FASB Statement No. 147, *"Acquisitions of Certain Financial Institutions,"* amends Statements No. 72 and 144 and FASB Interpretation No. 9. This Statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises, and provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. This Statement makes Statement No. 72 and Interpretation 9 not applicable to acquisitions within its scope and requires that acquisitions of all or part of a financial institution that meet the definition of a business combination be accounted for by the purchase method in accordance with FASB Statement No. 141, *"Business Combinations."* Acquisitions that do not qualify as business combinations because the transferred net assets and activities do not constitute a business are to be accounted for in accordance with paragraphs 4-8 of Statement No. 141. This Statement also makes the provisions of Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* applicable to long-term customer-relationship intangible assets, except servicing assets, recognized in the acquisition of a financial institution. In addition, certain amounts previously recognized with regard to a business combination as unidentifiable intangible assets may be required to be reclassified as goodwill, with restatement of any amortization expense subsequent to the date of the adoption of FASB Statement No. 142, *"Goodwill and Other Intangible Assets."* The provisions of this Statement were generally effective as of October 1, 2002, with earlier application permitted. The adoption of Statement No. 147 as of January 1, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Stock-Based Compensation – Transition and Disclosure FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," amends Statement No. 123 to provide alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. FASB Statement 142 also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. Also, this Statement amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. The provisions of this Statement related to transition provisions and disclosure requirements were effective for financial statements for fiscal years ending after December 15, 2002. The provisions related to interim financial reporting are applicable to interim periods beginning after December 15, 2002. Adoption of this Statement as of December 15, 2002 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company as of and for the years ended December 31, 2002, 2001 and 2000, nor is it expected to have any such effects on the Company's future consolidated interim financial position or results of operations. As of December 31, 2002, the Company has two stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. While the Company has adopted the disclosure provisions of Statement No. 123, as amended, there are no current intentions to adopt the fair value method recognition provisions of that Statement.

Accounting by Certain Financing Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others The American Institute of Certified Public Accountants' ("AICPA") Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, *"Accounting. by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,"* that reconciles and conforms existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides, *"Banks and Savings Institutions," "Audits of Credit Unions"* and *"Audits of Finance Companies"*. It also carries forward accounting guidance for practices deemed to be unique to certain financial institutions. Trade receivables of all entities, including commercial and not-for-profit entities that finance their customers' purchases of goods and services using trade receivables, are within the scope of the existing finance companies Guide and are, therefore, within the scope of the new SOP. The SOP is effective for fiscal years beginning after December 15, 2001. The adoption of this SOP as of January 1, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others The FASB issued its Interpretation 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 are not expected to have any material adverse or beneficial effects on the Company's future consolidated financial position or results of operations.

NOTE N – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2002	December 31, 2001
Condensed Balance Sheet		
Assets		
Cash	$ 815,259	$ 756,109
Investment in banking subsidiary	19,262,897	16,271,948
Other assets	6,697	-
Total assets	$ 20,084,853	$ 17,028,057
Liabilities		
Other liabilities	$ -	$ 11,282
Shareholders' equity	20,084,853	17,016,775
Total liabilities and shareholders' equity	$ 20,084,853	$ 17,028,057

	Years Ended December 31, 2002	2001	2000
Condensed Statement of Income			
Income			
Dividends received from banking subsidiary	$ -	$ -	$ 2,420,000
Interest income	15,285	32,540	32,933
Other income	8,297	8,520	1,483
Total income	23,582	41,060	2,454,416
Expenses			
Other expenses	43,281	26,988	30,360
Total expenses	43,281	26,988	30,360
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(19,699)	14,072	2,424,056
Income tax expense (credit)	(6,697)	4,784	1,379
Equity in undistributed earnings of banking subsidiary	2,774,798	1,896,031	(743,425)
Net income	$ 2,761,796	$ 1,905,319	$ 1,679,252

	Years Ended December 31, 2002	2001	2000
Condensed Statement of Cash Flows			
Operating activities			
Net income	$ 2,761,796	$ 1,905,319	$ 1,679,252
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of banking subsidiary	(2,774,798)	(1,896,031)	743,425
(Increase) decrease in other assets	(6,697)	-	5,130
(Decrease) increase in other liabilities	(4,941)	3,405	(931)
Net cash (used) provided by operating activities	(24,640)	12,693	2,426,876
Financing activities			
Repurchase and cancellation of common stock	-	(358,786)	(1,900,000)
Exercise of employee stock options	96,071	52,593	123,355
Payment of cash in lieu of fractional shares for stock dividend	(12,281)	-	(6,264)
Net cash provided (used) by financing activities	83,790	(306,193)	(1,782,909)
Increase (decrease) in cash and cash equivalents	59,150	(293,500)	643,967
Cash and cash equivalents, beginning	756,109	1,049,609	405,642
Cash and cash equivalents, ending	$ 815,259	$ 756,109	$ 1,049,609

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman Vice Chairman	Orthopedic Surgeon, Blue Ridge Orthopaedic Associates, P.A.
William M. Brown Secretary	President and Chief Executive Officer, Lindsay Oil Company, Inc.
Robert H. Edwards	President, Edwards Auto Sales, Inc.
Blake L. Griffith	President, Griffith Properties, LLC
John R. Hamrick	President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate
R. Theo Harris, Sr.	Retired Educator and Farmer
James E. McCoy Chairman	Plant Manager, Walhalla, Timken Company (Manufacturing)
Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank
Gary V. Thrift	President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)
James E. Turner	Chairman of the Board, Turner's Jewelers, Inc.
Charles L. Winchester	President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
William M. Brown	Secretary

Anderson Area Advisory Board, Community First Bank

Dr. Don C. Garrison	President, Tri-County Technical College
John M. Geer, Jr.	District Manager, Duke Power Company
Dr. William K. Stringer	Veterinarian, Stringer Animal Hospital
Jerome (Jerry) M. Rhodes	President, Carolina Burglar & Fire Alarm Company

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President, Internal Auditor/Compliance
John F. Day	Vice President
Larry A. Dellinger	Vice President
Daniel J. Maw	Vice President and Mortgage Loan Officer
Sandra D. Gravley	Assistant Vice President and Loan Operations Officer
Carol G. Wilson	Assistant Vice President and Operations Officer
Sheila L. Galloway	Assistant Cashier and Deposit Services Officer
Scot S. Frith	Branch Manager
James H. Shoemaker	Management Trainee
Raymond S. Witt	Loan Collections
Laura L. Adams	Customer Specialist
Tracy L. Brooks	Customer Specialist
Sharon A. Brown	Customer Service Representative
Tracy E. Burrell	Loan Specialist
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Specialist
Vivian M. Clark	Operations Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
April L. Edwards	Loan Specialist
Anna S. Farmer	Customer Specialist
Rhonda P. Fowler	Loan Specialist
Carol A. Greer	Loan Specialist
Mary A. Hancox	Customer Specialist
Jessica J. Heath	Customer Specialist
A. Beth Henson	Operations Specialist
Sherry B. Hopkins	Accounting Specialist
Pennie S. Hundley	Mortgage Loan Specialist
Renee J. Kelley	Accounting Specialist
Sandra T. King	Customer Specialist
Angela E. Langston	Operations Specialist
Sandy R. Lusk	Customer Specialist
Tracey V. McSwain	Customer Specialist
Judy A. Miller	Senior Customer Specialist
Laura S. Moody	Customer Specialist
Susan M. Morse	Customer Specialist
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Customer Service Representative
Amy B. Partain	Customer Specialist
Angela D. Reid	Customer Specialist
Serena D. Reid	Customer Service Representative
Jessica L. Roper	Operations Specialist
Kathy M. Rowland	Operations Specialist
Crystal B. Stinnett	Customer Specialist
Tracey R. Stone	Customer Service Representative
Karen P. Thompson	Customer Service Representative
Leslie R. Wardlaw	Customer Specialist
Crystal D. White	Senior Customer Specialist
Lisa A. Wilbanks	Customer Specialist

Stock Transfer Agent

Community First Bank
Attn: Benjamin L. Hiott, Senior Vice President
Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691.

COMMUNITY FIRST
BANCORPORATION

Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105